ROPES & GRAY LLP ONE METRO CENTER 700 12TH STREET, NW, SUITE 900 WASHINGTON, DC 20005-3948 WWW.ROPESGRAY.COM

April 14, 2015	Nathan Briggs
T: 202-626-3909
F: 202-383-9308
Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Sonny Oh

Re:	AllianzGI Diversified Income & Convertible Fund

(formerly known as AllianzGI Income & Growth Opportunities Fund)

File Nos. 333-202699 and 811-23039

Dear Mr. Oh:

Thank you for your letter, dated April 10, 2015 (the “Comment Letter”), setting forth comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) on the initial Registration Statement on Form N-2 (the “Registration Statement”) relating to the initial offering of common shares of beneficial interest (the “Offering”) of AllianzGI Diversified Income & Convertible Fund (formerly known as AllianzGI Income & Growth Opportunities Fund) (the “Fund”), which was filed with the SEC on March 12, 2015 (the “Initial Filing”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 1 to the Fund’s Registration Statement, to be filed on or about April 14, 2015 (“Pre-Effective Amendment No. 1”) or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

General

1(a).	Comment: We note that portions of the filings are incomplete, e.g., fee table, seed capital financial statements, and consents. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally or on exhibits added in any pre-effective amendments.

Response: The Fund intends to include all required information and exhibits to the Registration Statement in one or more pre-effective amendments filed prior to effectiveness.

1(b).	Comment: Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your Registration Statement.

Response: The Fund does not currently intend to submit any exemptive application or no-action request.

1(c).	Comment: Please state in your response letter whether Financial Industry Regulatory Authority, Inc. (“FINRA”) will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response: The proposed underwriting terms and arrangements relating to the Offering are currently under review by FINRA but have not yet been approved at this time. The Fund will ask the assigned FINRA examiner to notify the Staff once the examiner’s review is complete, which we expect to confirm that no objections have been raised with respect to the terms of the underwriting arrangements.

1(d).	Comment: Please confirm the zip code provided on the facing sheet and reconcile it with that provided on the Form N-8A.

Response: The Fund confirms that the zip code provided on the Registration Statement’s facing sheet is correct. The Fund will file an amendment to Form N-8A that reflects the correct zip code, as well as the change in the Fund’s name.

Front Cover Page

2(a).	Comment: Please confirm that all information required by Item 1 will actually be contained on the front cover page of the Registration Statement.

Response: The Fund confirms that it will include all information required by Item 1 of Form N-2 on the front cover of the prospectus. Please note that, consistent with industry practice, the front cover of a closed-end fund prospectus is generally understood to consist of the pages prior to the prospectus table of contents.

2(b).	Comment: General Instruction 1 for Parts A and B specifies that Items 1 through 4 “must appear in order in the prospectus and may not be preceded or separated by any other information.” Therefore, please delete the “Portfolio Contents” and “Leverage” disclosure, which provide details better suited for the synopsis/summary portion of the prospectus.

Response: The Fund respectfully declines to make any changes in response to this Comment. The Fund notes that Items 1, 2 and 3 of Form N-2 (Item 4 is not applicable to the Fund, as it is a newly registered closed-end fund without any operating history) are presented in the prospectus in the order required and are not preceded or separated by any other information. With respect to the “Portfolio Contents” and “Leverage” sections included on the cover of the prospectus, the Fund notes that Item 1.2 of the Form permits registration statement cover pages to include “other information if it does not, by its nature, quantity, or manner of presentation impede understanding of the required information.” The Fund believes that the summary information included on the cover of the Fund’s prospectus regarding Portfolio Contents and Leverage is important information to potential investors and does not impede understanding of the information required by the Form. In addition, the Fund notes that including such information on the cover of the prospectus is consistent with industry practice with respect to closed-end fund registration statements.1

2(c).	Comment: In the bolded paragraph regarding risks, please set off the last sentence from the paragraph per Item 1.j.

Response: The requested change has been made.

Prospectus

3(a).	Comment: The Prospectus Summary should serve as a summary of the contents of prospectus. Please revise and shorten the summary from its current 32 page length by actually summarizing the fuller disclosure provided later in the prospectus.

As examples, please compare what is provided as “Summary” disclosure to the fuller disclosure of the same features of the Fund as follows.

1.	Summary – “Investment Objective and Strategies” on page 1 through “Duration of Investments” on page 6 compared to corresponding captions and disclosure on pages 35 through 41 in prospectus.

2.	Summary of “Dividends and Distributions” on page 9 compared to “Distributions” on page 93.

3.	Summary – “Principal Risks” pages 10 through “Focused Investment Risk” on page 17 compared to corresponding captions and disclosure on pages 63 through 70 in prospectus.

Response: The Fund has revised the Prospectus Summary to summarize the information contained in the prospectus, including, among other disclosure, the disclosure included under the “Investment Objective and Strategies,” “Dividends and Distributions” and “Principal Risks of the Fund” sections in the Prospectus Summary. The revised disclosure is reflected in Pre-Effective Amendment No. 1, and a marked copy of the prospectus showing such changes will be provided supplementally. The Fund notes, however, that the level of detail included in the Prospectus Summary in the Initial Filing is consistent with industry practice with respect to closed-end fund registration statements.2

[1]	The Fund notes, as three recent examples, that Calamos Dynamic Convertible and Income Fund (File No. 333-194565), BlackRock Science and Technology Trust (File No. 333-198193) and Goldman Sachs MLP and Energy Renaissance Fund (File No. 333-197328), among many others, included this type of information on the covers of their respective prospectuses in their registration statements that were recently declared effective by the SEC.
[2]	For example, each of the three funds noted in Footnote 1 have Prospectus Summaries exceeding 30 pages in length.

3(b).	Comment: When summarizing the investment strategies and risks of the Fund, please be sure to include information that is necessary to make the disclosure complete and not potentially misleading. For example:

1.	For Portfolio Content disclosure, note the absence of the following types of investments among others from the summary:

i.	Foreign Currencies and Related Transactions on page 41,

ii.	Mortgage-Related and Other Asset-Backed Securities beginning on page 42, and

iii.	Bank Loans on page 49.

Response: The Fund believes that the disclosure summarizing the Fund’s principal investment strategies, as included in Pre-Effective Amendment No. 1, is complete and not misleading. The Fund respectfully refers the Staff to references to bank loans and foreign currency transactions on pages 4 and 6 of the Prospectus Summary of the prospectus included in Pre-Effective Amendment No. 1 (note that such references were also included in the Initial Filing). The Fund has moved references to mortgage-backed and other asset-backed securities to the statement of additional information (“SAI”), as such instruments are not currently expected to be principal investment strategies of the Fund. The Fund has also made certain other clarifying and supplemental revisions to the Portfolio Contents disclosure.

2.	For Principal Risk disclosure, note the absence of the following types of risks among others from the summary:

i.	Mortgage-Related and Other Asset-Backed Securities Risk beginning on page 69,

ii.	Emerging Markets Risk on page 74, and

iii.	Foreign (Non-U.S.) Government Securities Risk on page 75.

Response: The Fund’s Prospectus Summary includes a clear and concise synopsis (as permitted by Item 3(2) of Form N-2) of the principal risks of investing in the Fund that are most significant to potential investors and to the Fund’s principal investment strategies. In response to Item 8(3)(a) of Form N-2, the Fund also includes additional risk factors associated with an investment in the Fund specifically and as well as those factors generally associated with investment in a fund with investment objectives, investment policies, capital structure and trading markets similar to the Fund’s. In response to this Comment, the Fund has added a cross-reference at the end of the principal risk factors section in the Prospectus Summary to the principal risk factors disclosed in response to Item 8.

Summary of Fund Expenses

4(a).	Comment: Please move the fee table disclosure so that it precedes the Prospectus Summary. Item 3.1.

Response: The Fund respectfully declines to make this change. The Fund notes that Form N-2 does not require that the information required by Item 3(2) (the synopsis of the key features of the offering and the Fund) be presented following the Fund’s Fee Table (required by Item 3(1)). In addition, it is consistent with industry practice to present the Fee Table in a closed-end fund prospectus immediately following the Prospectus Summary.3

4(b).	Comment: In light of “Other Investment Companies Risk” on page 79, please confirm whether a line item for “Acquired Fund Fees and Expenses” is anticipated.

Response: Based on anticipated investments, the Fund confirms that its expense table will not reflect any Acquired Fund Fees and Expenses as a separate line item in accordance with Form N-2.

4(c).	Comment: In light of “Short Sales” on page 58, please add a line item for the estimate of the interest and dividend expenses of anticipated short sales.

Response: The Fund does not currently intend to engage in short sales to an extent that would require disclosure of any interest and dividend expenses with respect to such short sales in accordance with Form N-2. The Fund notes, moreover, that it has moved its “Short Sales” disclosure from the prospectus to the SAI.

5(a).	Comment: Please provide the disclosure required by Item 8.2.c in the prospectus rather than in the SAI (see page 69). In addition, for those “restrictions” on pages 69 and 70 of the SAI that define their limitation by reference to the limitations imposed by the Investment Company Act of 1940 (“1940 Act”) or other laws, e.g., restrictions (4) and (5), please provide additional disclosure that specifically describes these limitations.

Response: The Fund has added disclosure responsive to Item 8(2)(c) to the “Investment Objectives and Policies” section of the prospectus under the heading “Fundamental Investment Restrictions.”

With respect to investment restrictions (4) and (5), the Fund respectfully refers the Staff to pages 51 and 54 of the prospectus and pages 64 and 65 of the SAI included in Pre-Effective Amendment No. 1, which include disclosure regarding the limitations imposed by the 1940 Act relating to borrowings and senior securities. Accordingly, the Fund respectfully declines to make any changes in response to this portion of the Comment.

[3]	See, e.g., the prospectuses of the three funds mentioned in Footnote 1.

5(b).	Comment: Please review the Fund’s principal investment strategies (page 39) and principal risks (page 68) disclosure to ensure that the information is not too generic or standardized and describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

Response: The Fund has made clarifying and supplemental revisions to the derivatives related disclosure throughout its prospectus, including disclosures related to the Fund’s Option Strategy (as defined in the prospectus). The Fund has reviewed the derivatives disclosure in the Registration Statement, as modified, and believes that such disclosure is consistent with the referenced July 30, 2010 letter.

5(c).	Comment: The “Derivatives” disclosure on page 39 indicates that the Fund may engage in total return swaps. Therefore, please note that if the Fund does engage in total return swaps, an appropriate amount of segregated assets must be set aside. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please also note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the 1940 Act. See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its Staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to coverage requirements, which could impact the manner in which the Fund operates.

Response: If and to the extent the Fund invests in total return swaps or other derivative instruments, the Fund confirms that it or its agents will earmark or segregate liquid assets on its books against its derivatives exposures to the extent required by law and in accordance with applicable guidelines of the SEC and the Staff.

5(d).	Comment: Per Item 3.b., please provide the “Effects of Leverage” disclosure on page 60 as a risk not under “Portfolio Contents.” In doing so, please add that the total returns described in the second paragraph are “net of expenses” per
Item 8.3.b.(3).

Response: The Fund respectfully declines move the “Effects of Leverage” section to the “Principal Risks of the Fund” section. The Fund notes that General Instruction 1 for Parts A and B does not require the Fund to organize the information (other than Items 1 through 4) in any particular order, so long as the information is organized to make it easy to understand the organization and operation of the Fund. Accordingly, consistent with industry practice for closed-end fund registration statements,4 the Fund believes including the “Effects of Leverage” disclosure in the “Use of Leverage” section is a more clear and logical way to present such information.

The Fund has revised the disclosure to show that the total returns described in the “Effects of Leverage” section are “net of expenses.”

[4]	See, e.g., the prospectuses of the three funds mentioned in Footnote 1.

5(e).	Comment: If the Fund has obtained a credit facility (see page 61), then please disclose the identity of the credit facility provider and the material terms of the credit facility agreement. Also file the credit facility agreement as an exhibit to the Registration Statement.

Response: To the extent the terms of any credit facility arrangements have been arranged and finalized prior to the Fund’s launch, the Fund will provide the requested disclosure and file the credit facility agreement or a form thereof in one or more pre-effective amendments to its Registration Statement.

Management of the Fund

6(a).	Comment: Please provide the statement regarding the portfolio managers’ other accounts, compensation and ownership required by the last sentence of Item 9.1.c.

Response: The requested information will be provided in one or more pre-effective amendments to the Fund’s Registration Statement.

6(b).	Comment: In the last paragraph on page 91, please provide the period covered by the relevant semi-annual report referenced in the paragraph. Item 9.b.1.b.(4).

Response: The requested change has been made.

6(c).	Comment: For any entities that provide significant administrative or business affairs management services, please provide a description of the services provided and compensation to be paid. Item 9.1.d.

Response: The Fund confirms that there are no entities or other persons expected to provide significant administrative or business affairs services to the Fund, except as already disclosed in the prospectus.

6(d).	Comment: In addition to the name of the custodian, transfer agent and dividend paying agent, please also provide their principal business address on page 113 of the prospectus and page 110 of the SAI. Items 9.1.e. and 20.6.

Response: The requested changes have been made.

7.	Comment: Please confirm the absence of Item 12 Legal Proceedings disclosure is accurate.

Response: The Fund confirms that the absence of disclosure in response to this item is accurate.

Table of Contents for SAI

8.	Comment: Please add the caption, “Report of Independent Registered Public Accounting Firm.”

Response: The requested change has been made.

Statement of Additional Information

9.	Comment: The temporary defensive strategies disclosure on page 69 should be provided in the prospectus where appropriate.

Response: The requested change has been made. The “Short Term Investments / Temporary Defensive Strategies” disclosure has been added to the “Investment Objectives and Policies” section of the prospectus.

10.	Comment: For the tables providing trustee and officer information beginning on page 72, please use the age of the trustee/officer, not their date of birth. In addition, please provide a date in the “Length of Time Served” column of the table in lieu of “Since inception.”

Response: The Fund respectfully declines to make the requested changes. The Fund believes that the disclosure referenced in this Comment is consistent with the requirements of Form N-2. Since the Fund is newly organized and conducting its initial offering, we believe that listing “since inception” (instead of a period of several weeks) in the “Length of Time Served” column is appropriate.

11.	Comment: Please provide code of ethics disclosure as required by Item 18.15.

Response: The referenced disclosure has been updated in accordance with Form N-2.

12.	Comment: Please provide control person disclosure as required by Item 19 and investment advisory disclosure as required by Item 20 or advise the staff where that disclosure can be found in the SAI.

Response: The requested information will be provided in Pre-Effective Amendment No. 1 or in one or more pre-effective amendments to the Fund’s Registration Statement.

13.	Comment: Please provide all investment advisory disclosure as required by Item 20.

Response: The above-referenced disclosure has been updated in Pre-Effective Amendment No. 1 and may be supplemented or revised further in one or more pre-effective amendments to the Fund’s Registration Statement.

14.	Comment: In addition to the name and description of services of the accounting firm, please also provide its principal business address on page 110. Item 20.7.

Response: The requested information will be provided in one or more pre-effective amendments to the Fund’s Registration Statement.

Part C

15.	Comment: Please note that Item 31 requires the principal business address of any other company with which the adviser or its applicable personnel have the requisite connection.

Response: The Fund has added the requested disclosure.

* * * * *

As to the final portion of the Comment Letter, the Fund intends to include the requested acknowledgements as part of its eventual written request to the SEC for acceleration of the effectiveness of the Registration Statement. The Fund currently expects to request acceleration during the penultimate week of May 2015.

* * * * *

The Fund would also like to call your attention to certain changes to the Registration Statement that will be reflected in Pre-Effective Amendment No. 1, in addition to those described in the responses above:

•	The name of the Fund has changed from AllianzGI Income & Growth Opportunities Fund to AllianzGI Diversified Income & Convertible Fund, and, accordingly, the Fund has updated its disclosure to include the following 80% policy in accordance with Rule 35d-1 under the 1940 Act:

The Fund will normally invest at least 80% of its net assets (plus any borrowings for investment purposes) in a diversified portfolio of convertible securities, income-producing equity securities and income-producing debt and other instruments of varying maturities. For purposes of this policy, “income-producing equity securities” include, among other instruments, dividend-paying common and preferred stocks.

•	Pursuant to the terms of its Amended and Restated Agreement and Declaration of Trust, the Fund is expected to have a limited term of fifteen years from the date of effectiveness of its Registration Statement, subject to certain terms and conditions. Accordingly, disclosure regarding the limited term of the Fund has been added to the Registration Statement where appropriate.

•	The Fund intends to implement an open-market common share repurchase plan following the completion of the Offering. Accordingly, disclosure regarding a Common Share Repurchase Plan has been added to the Registration Statement.

•	Disclosure has been added regarding additional non-fundamental investment policies, including a 50% limit on effective leverage, as described in Pre-Effective Amendment No. 1, and a policy to normally invest at least 40% of its managed assets in convertible securities, among others.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Thomas J. Fuccillo, Esq.

Richard H. Kirk, Esq.

Julian Sluyters

David C. Sullivan, Esq.